VIA EDGAR

April 19, 2024

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	StepStone Private Credit Income Fund (File Nos. 333-276309, 811-23924).

Mr. Be:

On behalf of StepStone Private Credit Income Fund (the “Fund”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding Pre-Effective Amendment No. 1 to the initial registration statement on Form N-2 on behalf of Stepstone Private Credit Income Fund (the “Fund”), filed on April 11, 2024. We will be filing Pre-Effective Amendment No. 2 with this letter. This letter is in response to the comments of the Staff of the SEC provided in a telephonic conference with Stephen Cohen and Sam Scarritt-Selman of Dechert LLP on April 18, 2024.

For your convenience, we have restated your comments below followed by our responses.

Comment 1: We repeat our prior Comment 6 and note that the products listed in items (4)-(7) do not appear to be clearly related to “private credit.” To the extent they are, please clarify how. To the extent that they are not, please remove them from the Fund’s 80% test for purposes of Rule 35d-1.

Response: This comment has been incorporated and the impacted disclosure has been revised as follows:

(1) direct Loans to U.S. and international private companies that are privately originated and negotiated directly by a non-bank lender (for example, traditional direct lenders include asset management firms (on behalf of their investors), insurance companies, business development companies (“BDCs”)BDCs and specialty finance companies) primarily including (a) first lien senior secured and unitranche loans, (b) second lien, unsecured, subordinated or mezzanine loans and structured credit, as well as broadly syndicated loans, club deals (generally investments made by a small group of investment firms), and (c) other Loans;

(2) investments in bank Loans to U.S. and international private companies, including securities representing ownership or participation in a pool of such Loans;

(3) notes or other pass-through obligations representing the right to receive the principal and interest payments on direct Loans to U.S. and international private companies (or fractional portions thereof) (the investments described in clauses (1), (2) and (3) collectively referred to as the “Lending Strategy”);

(4) privately offered structured products, such as collateralized loan obligations (“CLOs”);

(5) privately originated non-corporate lending (including, for example, core and transitionary real estate, structured products and infrastructure-related debt);

(6) other privately originated lending (including, for example, trade and supply chain finance, equipment leasing, marketplace lending (consumers, lending to lenders, etc.), insurance-linked strategies and instruments, royalties, aviation financing, shipping, residential whole loan real estate, life settlements, litigation financing, regulatory capital financing and net asset value lending); and

(7) privately originated non-performing loans (including, for example, US residential mortgage loans and business loans in the EU) (the investments described in clauses (4), (5), (6), and (7) collectively referred to as the “Specialty Credit Strategy”).

Corresponding disclosure has been revised accordingly.

Comment 2: We repeat our prior Comment 9 in part and note that the disclosure creates the defined term the “Firm” to refer to the Adviser’s parent company but uses that defined term in ways that are unclear. Please revise to use a more descriptive defined term.

Response: This comment has been incorporated and the impacted disclosure has been revised to remove reference to the “Firm” and to refer in each such instance to “StepStone Group” and remove references to the “Firm”.

Comment 3: We note your response to our prior Comment 11. Please also include this added disclosure in the Q&A section discussing the purchase price of Shares.

Response: This comment has been incorporated and the impacted disclosure has been revised accordingly.

Comment 4: It appears that the Advisers will rely on third-party Investment Partners to source investment opportunities. To the extent true, highlight and discuss the risks of depending on others to originate investment opportunities. Also, discuss the expected allocation between primary and secondary investments and how the lack of in-house origination may affect this allocation.

Response: This comment has been incorporated, and the following risk disclosure has been added:

Sourcing Investment Opportunities Risk. The Advisers will rely on third-party Investment Partners to source investment opportunities. On an ongoing basis, it cannot be certain that the Advisers will be able to continue to locate a sufficient number of suitable investment opportunities through Investment Partners to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private companies and issuers require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. Additionally, while the Fund expects that its allocation between primary and secondary investments will vary, the Advisers’ reliance on third-party Investment Partners may impact the ability of the Fund to reach its intended allocation between such investments. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

Competition for Assets Risk. The current lending market in which the Fund participates is competitive and rapidly changing. The Fund may face increasing competition for access to loans and especially direct loans as the lending industry continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments than the Fund and establish relationships with direct lending managers. A direct lending manager may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such manager. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the Fund is limited in its ability to invest in loans, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in loans. If the Fund’s access to loans is limited, it would also be subject to increased concentration and counterparty risk. The lending business is highly competitive. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for loans with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates, and perceived consumer demand may affect borrower willingness to seek loans and investor ability and desire to invest in such loans.

Comment 5: When available, please provide as soon as practicable, via correspondence, a final draft of the Fund’s organizational documents, including the amended and restated Declaration of

Trust referred to in the Fund’s current Declaration of Trust, in order to enable the staff (as early in the process as possible) to review.

Response: The Fund hereby confirms that the Fund’s organizational documents, including the amended and restated Declaration of Trust referred to in the Fund’s current Declaration of Trust, has been provided in Pre-Effective Amendment No. 2.

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Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz, Esq.

Dechert LLP